RERAISE GAMING CORPORATION
7582 Las Vegas Blvd South, Ste 213
Las Vegas, NV 89123-1060

March 24, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Justin Dobbie, Legal Branch Chief

Re:          Reraise Gaming Corporation
Amendment No.4 to
Registration Statement on Form S-1
Filed January 22, 2015
File No. 333-195651

Ladies and Gentlemen:

Reraise Gaming Corporation (the "Company") has previously cleared all comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of November 25, 2014.  Unfortunately, by the time that we learned that there were no further Staff comments and requested acceleration of the registration statement, the 3rd quarter financials were more than 135 days old.  Thus, we were required to include audited financial statements for the year ended December 31, 2014.  Amendment No. 5 to the Registration Statement includes the 2014 audited financial statements.  In addition, information in the Prospectus that was stated as of September 30, 2014 has now been updated to December 31, 2014.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Ron Camacho
President